This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Uranium Inc.

Cathedral Place

Suite 1304 – 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

June 27, 2007

Item 3.

Press Release

Issued on June 27, 2007, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Uranium Inc. announces the initial exploration programs for the Company’s three projects in Nevada.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Praveen Varshney

Peeyush K. Varshney

President and Director

Director

Suite 1304 – 925 West Georgia St.

Suite 1304 – 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 27th day of June, 2007.	“Praveen K. Varshney”
Praveen K. Varshney
Name Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN URANIUM INC.

FOR IMMEDIATE RELEASE

Wednesday, June 27, 2007

Contact:

Investor Relations

(No.2007-06-15)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Announces Nevada Uranium Projects

and Exploration Programs

Vancouver, British Columbia – June 27, 2007 – Northern Canadian Uranium Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (the “Company”) is pleased to announce the initial exploration programs for the Company’s three projects in Nevada.  Northern Canadian owns a 90% interest in 124 claims covering 2400 acres of Federal mineral land in Nevada.  The claims cover three separate uranium exploration projects.  The Carol R Project and the Holiday Mine Project located in Mineral County, and the Green Monster Project, located in Clark County, Nevada.  The properties are located in well defined mineral districts and have reported uranium mineralization and in some cases, precious and base metal mineralization.  Keith Laskowski, VP Exploration commented “This is a great opportunity for NCA to have these prospective uranium projects in Nevada, perhaps the best place in the world for exploration and mining.  Nevada’s mineral potential is well known as evidenced by the extensive mining industry already in place and the exploration boom that is underway.  The State’s regulatory agencies are very active and familiar with all aspects of exploration, environmental and cultural protection.  We are very excited about the potential of these projects.”  All projects will be advanced with initial surface exploration, leading to drilling programs planned for late in the year.  The logistics and weather in Nevada provide the opportunity to conduct relatively low-cost drilling all year round, subject to appropriate permitting.

The Carol R Project is centered on the historic Carol R open pit mine, which produced uranium in 1955-56.  Historic reports indicate uranium minerals occur within stratigraphic units containing disseminated carnotite and along bedding and fractures.  State of Nevada records list one sample analysis that reported 0.94% eU3O8.  The property was drilled in 1972 and historic reports state that significant inferred uranium resources were identified (these results are non-compliant with NI 43-101 and require confirmation sampling). The Company will assess complete sampling and mapping on the property to determine the potential size of the mineralized areas in planning for future programs.

The Holiday Mine Project contains reported intrusive hosted uranium mineralization that occurs within faults and the contact between albitaite dikes hosted within a quartz monzonite stock.  Historic reported samples contain up to 0.22% U3O8 and 0.85% thorium (these results are non-compliant with NI 43-101 and require confirmation sampling).  The project includes 20 unpatented Federal mining claims.  The Company will conduct sampling and mapping to determine the size of the mineralized area, and to plan additional exploration.

The Green Monster Project includes 80 unpatented mining claims that surround 4 patented mining claims covering the historic Green Monster mine (not held by the Company).  The Green Monster mine produced significant lead and zinc, which contained reported elevated uranium content.  A 5 ton bulk sample from the mine, collected in 1951 reportedly contained 1.09% U308 with individual samples containing up to 10.5% U3O8 (these results are non-compliant with NI 43-101 and require confirmation sampling).  The project contains 80 unpatented Federal mining claims.  The Company will conduct reconnaissance mapping and sampling to confirm the potential size of the mineralized area, and will consider acquisition of the central 4 patented claims, that host the historic mine, based on these results.

Northern Canadian Uranium  Inc. (NCA)

Northern Canadian Uranium is a Canadian public company focused on the acquisition, exploration and development of uranium resources.  The Company’s exploration programs are headed by Keith Laskowski (MSc., VP Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 28 years of exploration experience.  NCA has a pipeline of uranium projects, ranging from resource definition to grassroots exploration.  The Company is also exploring two prospective uranium projects in the Athabasca Basin, six uranium projects in Wyoming and three projects in South Dakota.  One project contains a NI 43-101 compliant indicated uranium resource of 400,000 lbs eU3O8.  The Company has two uranium concessions in Mali, West Africa.

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Northern Canadian Minerals Inc.  It is uncertain if further exploration will result in discovery of an economic mineral resource on any of the properties. Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, CA

President

Contact:

Investor Relations

Phone (604) 684-2181

info@northerncanadian.ca